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FORM 10-C

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 13a-17 AND 15d-17 THEREUNDER

CAMBRIDGE NEUROSCIENCE, INC.
(Exact Name of Issuer as Specified in Charter)

ONE KENDALL SQUARE, BUILDING 700, CAMBRIDGE, MA  02139
(Address of Principal Executive Offices)

(617) 225-0600
(Issuer's Telephone Number, Including Area Code)

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security                                     COMMON STOCK
2.  Number of shares outstanding before the change        15,009,846 AT 12/31/96
3.  Number of shares outstanding after the change         17,409,846
4.  Effective date of change                              FEBRUARY 5, 1997
5.  Method of change
  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
  Give brief description of transaction:    SALE OF 2,400,000 SHARES OF COMMON
                                             STOCK, IN A PUBLIC OFFERING, AT
                                             $11.00 PER SHARE.

II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change                                      N/A
2.  Name after change                                         N/A
3.  Effective date of charter amendment changing name         N/A
4.  Date of shareholder approval of change, if required       N/A


Date  February 6, 1997                          /s/ Harry W. Wilcox III
     ----------------------                     -----------------------
                                                Senior V.P. Finance and Business
                                                 Development